

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 26, 2010

China Southern Airlines Company Limited
Xu Jie Bo-Chief Financial Officer
278 Ji Chang Road
Guangshou, 510405
People's Republic of China

      Re: China Southern Airlines Company Limited
           Form 20-F for the year ended December 31, 2009
           Filed May 28, 2010
           File Number: 001-14660

Dear Mr. Xu Jie Bo:

      We have reviewed your filing and have the following comments. Where indicated, please revise your future filings to comply with our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the fiscal year ended December 31, 2009

Item 8- Consolidated Statements and Other Financial Information

Note 3- Changes in accounting policies
(b) Change in accounting policy for property, plant and equipment, page F-29

1. We note you changed your IFRS accounting policy in respect of PP&E from the revaluation model to the historical cost model due to the following factors:
    - To increase comparability with your industry peers.
    - To increase comparability between finance and operating leased aircraft.

    However, you indicate this change in accounting policy had no effect on your reported profit or loss, total income and expenses, or net assets and, therefore, the change was not considered material. In this regard, it is not clear how you concluded that an immaterial change would increase the comparability of your results. Please explain.

2. Please provide us with details with respect to how often you revalued your aircraft under the old policy as well as the results from such revaluations in prior periods. Additionally, please tell us how you prior presentation and corresponding accounting complied with IAS 16.

3. You also indicate the change in your IFRS accounting policy from the revaluation model to the historical cost model was due to the high degree of subjectivity and risk of cyclical volatility associated with external valuations and second hand aircraft fair values. In this regard, please provide us with a summary of the results from the external valuations completed during your 2009, 2008 and 2007 fiscal years.

4. In light of the fact that you do not appear to have recorded any material revaluations, please tell us the circumstances and triggering event for management's decision to change from the revaluation model to the historical cost method in 2009. In your response, please include (i) the date of management's decision to change your IFRS accounting policy in respect of PP&E, and (ii) whether or not any external valuations had been completed during 2009, prior to such date.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief